August 29, 2024

Hok C Chan
Chief Executive Officer
Toppoint Holdings Inc.
1250 Kenas Road
North Wales, PA 19454

       Re: Toppoint Holdings Inc.
           Registration Statement on Form S-1
           Filed August 12, 2024
           File No. 333-281474
Dear Hok C Chan:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2024 letter.

Registration Statement on Form S-1
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-8

1. We note your response to comment two states that your transit time is typically within a
       24 hour period. Please note that ASC 606 does not provide a practical expedient for contracts with a short duration and therefore, requires an assessment of the criteria of
       ASC 606-10-25-27 to determine whether the performance obligation is satisfied over time, regardless of transit duration period. Tell us supplementally the revenue amounts recognized in the financial reporting periods presented, for transit periods within 24 hours and in excess of 24 hours. For transit periods in excess of 24 hours, identify the length of transit time. To the extent you believe that the impacts of your current recognition of revenue at a point in time is not materially different than recognition over time, please provide an analysis that supports this view. Refer to SAB Topic 1:M.
2. We note that you are adopting a policy that provides customers a right of refund within
 August 29, 2024
Page 2

       two years beginning when transportation services are provided or monies are received by you. In consideration of this supplementary information, please tell us how you considered the guidance for sales with rights of return at ASC 606-10-55-22 to 55-29 in applying the core principles of revenue recognition outlined in ASC 606-10-05-4.
       Specifically tell us how you determined the amount of the transaction price allocated to the performance obligation and the amount of consideration to which you are entitled in exchange for providing transit services and how you also considered guidance on constraining estimates of variable consideration and accounting for a significant financing component over the two-year refund period. We refer you to ASC 606-10-32-2 to 32-27.
3. Expand your policy disclosure to include the information about performance obligations
       with respect to the policy for a customer   s two-year refund rights, as
applicable. See ASC
       606-10-50-12 to 50-15.
       Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at 202-551-3717 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Louis Bevilacqua